Dimensional

June 17, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Howie Hallock

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Mr. Hallock:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 161/162 to the Registration Statement of the Registrant (the “Amendment”) relating to the U.S. Large Cap Equity Portfolio (the “Portfolio”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 3, 2013, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  On the front cover of the Prospectus, please add the ticker symbol for the Portfolio.

Response.  The requested revision has been made.

2.           Comment.  In the first paragraph under the heading entitled “Principal Investment Strategies,”  the disclosure states the following: “In constructing an investment portfolio, the Advisor identifies a broadly diversified universe of eligible securities with precisely-defined risk and return characteristics.”  It is unclear from the disclosure what these risk and return characteristics are.

Response.  The first paragraph under the heading entitled “Principal Investment Strategies” provides the Advisor’s investment approach generally with respect to equity investing.  The paragraphs that follow in the “Principal Investment Strategies” section identify the large cap universe in which the Portfolio may invest and discuss how the portfolio of large cap securities is constructed.

3.          Comment.  In the footnote to the “Annual Fund Operating Expenses” table that describes the Fee Waiver and Expense Assumption Agreement for the Portfolio, it is stated that the Agreement cannot be terminated during its term by the Advisor.  Can the Fund terminate the Agreement?  If so, please disclose.

U.S. Securities and Exchange Commission
June 17, 2013

          Response.  The disclosure will be revised to state that only the Fund’s Board of Directors may terminate the Agreement during the term of the Fee Waiver and Expense Assumption Agreement.

4.           Comment.  The terms “market capitalization weighted” and “free float” are not defined in the Prospectus.   Please explain these terms in the Prospectus.

Response.  The following sentence will be added to the “Principal Investment Strategies” section:  “Adjustment for free float modifies market capitalization weighting to exclude the share capital of a company that is not freely available for trading in the public equity markets.”  Registrant believes that this additional disclosure combined with the definition for “market capitalization” that is already included in the same section of the Prospectus should address this comment.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.